UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

001-39289
(Commission File Number)

(Check one):	Form 10-K ☐	Form 20-F ☐	Form 11-K ☐	Form 10-Q ☒	Form 10-D ☐
	Form N-SAR ☐	Form N-CSR ☐

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cano Health, Inc.
Full Name of Registrant
Former Name if Applicable: N/A

9725 NW 117th Avenue
Address of Principal Executive Office (Street and Number)

Miami, Florida 33178
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cano Health, Inc. (the “Company”), as of the August 9, 2023 SEC filing deadline (the “2Q 2023 Filing Date”) for its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “2Q 2023 Form 10-Q”), determined that it was unable, without unreasonable effort or expense, to file its 2Q 2023 Form 10-Q by the 2Q 2023 Filing Date, for the reasons set forth below.

As of the 2Q 2023 Filing Date, the Company was in the process of concluding negotiations of the terms and conditions of a final, formal amendment (the “2023 Side-Car Amendment”) with the lenders to the Side-Car Credit Agreement that, among other things, waived the Company’s noncompliance with the financial maintenance covenant under such agreement, which, absent such waiver, required the Borrower to maintain a First Lien Net Leverage Ratio (i.e., total first lien senior secured net debt to Consolidated Adjusted EBITDA) not to exceed 5.80:1.00 on the last day of any four consecutive fiscal quarter period, including the fiscal quarter ended June 30, 2023. Under the 2023 Side-Car Amendment, among other things, the Company will not be required to test compliance with the Side-Car Credit Agreement’s financial maintenance covenant until the fiscal quarter ending September 30, 2024. The Company delayed filing the 2Q 2023 Form 10-Q beyond the 2Q 2023 Filing Date to provide the time necessary to finalize the negotiation and execution of the 2023 Side-Car Amendment.

On August 10, 2023, after the 2Q 2023 Filing Date, the Company and the lenders under the Side-Car Credit Agreement finalized and executed the 2023 Side-Car Amendment, as previously disclosed in the Company’s 2Q 2023 Form 10-Q that the Company filed with the SEC earlier on August 10, 2023. Further details of the 2023 Side-Car Amendment are set forth in the Company’s 2Q 2023 Form 10-Q.

The Company had dedicated significant resources to completing the 2Q Form 10-Q by the 2Q Filing Date and filed the 2Q Form 10-Q with the SEC on August 10, 2023, within the 5 calendar days of the prescribed 2Q Filing Date pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brian D. Koppy	855	226-6633
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Company’s 2Q 2023 Form 10-Q filed with the SEC earlier on August 10, 2023, the Company disclosed its results of operations for the fiscal quarter ended June 30, 2023, as compared to the fiscal quarter ended June 30, 2022

Cano Health, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2023
By:
Brian D. Koppy
Chief Financial Officer